UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 15)

Under The Securities Exchange Act of 1934

Data I/O Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

237690102

(CUSIP Number)

Glen F. Ceiley

Bisco Industries, Inc.

1500 N. Lakeview Ave.

Anaheim, CA 92807

(714) 693-2901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Exhibit Index on Page 10.

Page 1 of 16 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Mr. Glen F. Ceiley

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds FF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                3,557 shares of Common Stock

  8.    Shared Voting Power

                1,265,446 shares of Common Stock ( See item 5)

  9.    Sole Dispositive Power

                3,557 shares of Common Stock

10.    Shared Dispositive Power

                1,265,446 shares of Common Stock ( See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,269,003 shares of Common Stock ( See item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 15.92%

14.	Type of Reporting Person IN

Page 2 of 16 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 860,123 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 860,123 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 860,123 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 10.79%

14.	Type of Reporting Person CO

Page 3 of 16 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc. Profit Sharing and Savings Plan

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 404,623 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 404,623 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,623 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.08%

14.	Type of Reporting Person EP

Page 4 of 16 pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Mr. Matthew Ceiley.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 700 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 700 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) .01%

14.	Type of Reporting Person IN

Page 5 of 16 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Mr. Zachary Ceiley.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 0 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person IN

Page 6 of 16 Pages

Item 2.	Identity and Background

(a)—(c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley (“Mr. Ceiley”), Bisco Industries, Inc., an Illinois corporation (“Bisco”), the Bisco Industries, Inc. Profit Sharing and Savings Plan (the “Plan”), Matthew Ceiley (“M. Ceiley”), Zachary Ceiley (“Z. Ceiley”), and Family Steak Houses of Florida, Inc. (“FSH”) Mr. Ceiley, Bisco, the Plan, M. Ceiley and Z. Ceiley, are hereinafter collectively referred to as the “Reporting Persons.”

Mr. Ceiley’s principal employment is President of Bisco and his business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is a citizen of the United States of America.

Bisco’s principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley owns 100% of the voting common stock of Bisco.

The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan’s business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is the sole trustee of the Plan.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 16 pages

Item 5.	Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended as follows:

(a) As of the close of business on December 15, 2003 the Reporting Persons owned in the aggregate, 1,269,003 Shares, which represent approximately 15.92% of the 7,972,514 Shares outstanding as of November 1, 2003 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, Bisco and M. Ceiley individually and, Z. Ceiley individually, may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

As of close of business on December 15, 2003, (i) Mr. Glen Ceiley beneficially owned an aggregate of 1,268,303 Shares, of which 3,557 shares were owned by Mr. Ceiley individually, 860,123 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 404,623 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan, and (ii) M. Ceiley owned 700 Shares, (iii) Z. Ceiley owned 0 Shares

(b) Mr. Glen Ceiley has the sole power to vote and dispose of the shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

(c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Page 8 of 16 Pages

Item 7.	Material to be Filed as Exhibits

Page Number

Exhibit 1. Joint Filing Agreement dated as of September 20, 1999	16

Page 9 of 16 Pages

SCHEDULE 1

The Reporting Persons have engaged in the following transactions in Shares since June 2, 2003 the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.

Transaction Date	Number of Shares	Price Per Share*	Purchaser
6/2/2003	(2,000)	2.02	Bisco profit sharing
6/2-6/3/2003	(17,500)	2.02	Bisco
7/30/2003	(100)	3.43	Bisco
7/30/2003	(4,800)	3.48	Bisco
8/1/2003	(300)	3.20	Bisco
8/1/2003	(500)	3.4000	Zachary Ceiley
8/4/2003	(300)	3.1900	Zachary Ceiley
8/4/2003	(300)	3.2232	Bisco
8/6/2003	(300)	3.1265	Bisco profit sharing
8/7/2003	(702)	3.0356	Bisco profit sharing
8/12/2003	(100)	2.8099	Bisco profit sharing
8/21/2003	(10,100)	3.0338	Bisco profit sharing
8/22/2003	(9,800)	3.0546	Bisco profit sharing
9/2/2003	(20,000)	3.3913	Bisco
9/2/2003	(2,800)	3.5563	Bisco profit sharing
9/4/2003	(20,000)	3.6750	Bisco
9/4/2003	(8,400)	3.9458	Bisco profit sharing
9/5/2003	(2,400)	3.9536	Bisco
9/5/2003	(3,000)	3.9765	Bisco profit sharing
9/15/2003	(1,300)	3.5345	Bisco
9/16/2003	(2,900)	3.5578	Bisco
9/17/2003	(1,100)	3.5417	Bisco
9/18/2003	(15,678)	3.6020	Bisco
9/19/2003	(16,200)	3.6472	Bisco
11/6/2003	(7,500)	3.2472	Bisco profit sharing
11/5/2003	(1,900)	3.1662	Bisco
11/6/2003	(15,500)	3.2408	Bisco
11/11/2003	(250)	3.4298	Bisco profit sharing
11/18/2003	(950)	3.4593	Bisco profit sharing
12/12/2003	(3,500)	3.2714	Bisco profit sharing
12/12/2003	(7,600)	3.2688	Bisco

*	Excluding commissions

Page 10 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

/s/ Matthew Ceiley

Name: Matthew Ceiley

Page 11 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

/s/ Glen F. Ceiley

Name: Glen F. Ceiley

Page 12 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

Bisco Industries, Inc.

/s/ Glen F. Ceiley

Name: Glen F. Ceiley
Title: President

Page 13 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

Bisco Industries, Inc. Profit Sharing And Savings Plan

/s/ Glen F. Ceiley

Name: Glen F. Ceiley
Title: Trustee

Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

/s/ Zachary Ceiley

Name: Zachary Ceiley

Page 15 of 16 pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with rule 13d-(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock. no par value (the “Common Stock”), of Data I/O Corporation, a Washington corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 20, 1999.

/s/ GLEN F. CEILEY

Glen F. Ceiley

Bisco Industries, Inc.

/s/ GLEN F. CEILEY

Name: Glen F. Ceiley
Title: President

Bisco Industries, Inc.
Profit Sharing and Savings Plan

/s/ GLEN F. CEILEY

Name: Glen F. Ceiley
Title: Trustee

/s/ MATTHEW CEILEY

Matthew Ceiley

/s/ ZACHARY CEILEY

Zachary Ceiley

Page 16 of 16 Pages